UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Restaurant Brands International Inc.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

76131D103
(CUSIP Number)

Jill Granat General Counsel and Corporate Secretary c/o Restaurant Brands International Inc. 130 King Street West, Suite 300 Toronto, Ontario M5X 1E1 (905) 339-6011
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Asna Afzal, Esq. 3G Capital, Inc. 600 Third Avenue, 37th Floor New York, New York 10016 (212) 893-6727	Brian M. Janson, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

August 30, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76131D103	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON 3G Restaurant Brands Holdings General Partner Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,784,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 116,784,472

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,784,472 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 116,784,472 Common Shares acquirable in respect of 116,784,472 Exchangeable Units held by the Reporting Persons. See Item 4.

(2)	Calculated based on (i) 317,025,113 total Common Shares outstanding as of August 1, 2024, as reported on the Issuer’s Form 10-Q filed on August 8, 2024 and (ii) 116,784,472 Common Shares issuable in respect of 116,784,472 Exchangeable Units held by the Reporting Persons. See Item 4.

CUSIP No. 76131D103	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON 3G Restaurant Brands Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,784,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 116,784,472

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,784,472 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents 116,784,472 Common Shares acquirable in respect of 116,784,472 Exchangeable Units held by the Reporting Persons. See Item 4.

(2)	Calculated based on (i) 317,025,113 total Common Shares outstanding as of August 1, 2024, as reported on the Issuer’s Form 10-Q filed on August 8, 2024 and (ii) 116,784,472 Common Shares issuable in respect of 116,784,472 Exchangeable Units held by the Reporting Persons. See Item 4.

CUSIP No. 76131D103	SCHEDULE 13D	Page 4 of 6

Explanatory Note:

This Amendment No. 21 to the initial Statement on Schedule 13D, filed on December 22, 2014 (the “initial Schedule 13D”), as amended by Amendment No. 1, filed on September 25, 2015, Amendment No. 2, filed on December 7, 2015, Amendment No. 3, filed on December 16, 2015, Amendment No. 4, filed on November 1, 2017, Amendment No. 5, filed on November 13, 2017, Amendment No. 6, filed on November 17, 2017, Amendment No. 7, filed on October 30, 2018, Amendment No. 8, filed on November 8, 2018, Amendment No. 9, filed on August 13, 2019, Amendment No. 10, filed on September 3, 2019, Amendment No. 11, filed on September 6, 2019, Amendment No. 12, filed on September 26, 2019, Amendment No. 13, filed on September 14, 2020, Amendment No. 14, filed on August 6, 2021, Amendment No. 15, filed on August 25, 2021, Amendment No. 16, filed on February 28, 2023, Amendment No. 17, filed on March 17, 2023, Amendment No. 18, filed on August 17, 2023, Amendment No. 19, filed on September 6, 2023, and Amendment No. 20, filed on August 13, 2024 (as amended, the “Schedule 13D”), amends and restates, where indicated, the Schedule 13D relating to the Common Shares of Restaurant Brands International Inc. (the “Issuer”) by: (i) 3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company (“3G RBH GP”); and (ii) 3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership (“3G RBH”). Capitalized terms used in this Amendment No. 21 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

As previously disclosed, pursuant to the terms of the Partnership Agreement, 3G RBH delivered to Restaurant Brands International Limited Partnership (“RBI LP”) an exchange notice to exchange in aggregate 6,528,013 Exchangeable Units of RBI LP, referred to herein as the “August 2024 Exchange.” The August 2024 Exchange was effected on August 30, 2024.

On August 30, 2024, HL1 17 LP, an affiliate of the Reporting Persons (“HL1”), settled the previously announced forward sale contract, dated as of August 12, 2024, with BofA Securities, Inc. with respect to 6,528,013 common shares (the “Common Shares”) of the Issuer as described in further detail in Item 6 of this Amendment (the “Forward Contract”).

This Amendment is being filed primarily to provide additional detail about the Forward Contract.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to add the following language:

As previously disclosed, 3G RBH delivered to RBI LP an exchange notice to exchange 6,528,013 Exchangeable Units held by 3G RBH. The exchange notice became irrevocable on August 12, 2024 with respect to 6,528,013 Exchangeable Units. As announced by the Issuer on August 12, 2024, upon receipt of the exchange notice, the Issuer, in its capacity as general partner of RBI LP, elected to have RBI LP satisfy the August 2024 Exchange by issuing 6,528,013 Common Shares in exchange for 6,528,013 Exchangeable Units. The August 2024 Exchange was effected on August 30, 2024.

On August 30, 2024, HL1 delivered 6,528,013 Common Shares to BofA Securities, Inc. pursuant to the Forward Contract in exchange for a cash payment.

The Reporting Persons continue to hold 116,784,472 Exchangeable Units, for which they have not submitted any exchange notice.

Except as set forth in this Schedule 13D and in connection with the August 2024 Exchange, the Forward Contract and the other transactions discussed herein, the Reporting Persons have no plan or proposals that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 76131D103	SCHEDULE 13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D are hereby amended and replaced in their entirety with the following language:

(a) and (b)

As a result of the consummation of the Transactions, the Partnership Agreement, the Voting Trust Agreement and the subsequent transactions discussed herein, 3G RBH GP and 3G RBH beneficially own and may be deemed to have shared voting and dispositive power with respect to 116,784,472 Exchangeable Units. All Common Share and Exchangeable Unit numbers and percentages are based on (i) 317,025,113 total Common Shares outstanding as of August 1, 2024, as reported on the Issuer’s Form 10-Q filed on August 8, 2024 and (ii) 116,784,472 Common Shares that would be issued upon exchange of the 116,784,472 Exchangeable Units as held by the Reporting Persons, and after giving effect to the transactions discussed herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Exchangeable Units acquired in the Transactions by 3G RBH that it is the beneficial owner of any of the Exchangeable Units or Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns any Common Shares.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 30, 2024, HL1 settled the Forward Contract with an unaffiliated third party buyer, BofA Securities, Inc. The Forward Contract obligated HL1 to deliver to the buyer up to 6,528,013 Common Shares (the “Forward Shares”) on the scheduled settlement date of August 30, 2024 or such earlier date as elected by HL1 in accordance with the terms of the Forward Contract in exchange for a cash payment equal to a price per Forward Share of $68.31 multiplied by a factor of (1+(an overnight bank funding rate minus a negotiated spread)) on each day that the Forward Contract was outstanding.

CUSIP No. 76131D103	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2024

3G RESTAURANT BRANDS HOLDINGS GENERAL PARTNER LTD.

By:	/s/ Flavio Montini
Name:	Flavio Montini
Title:	Authorized Signatory

3G RESTAURANT BRANDS HOLDINGS LP

By:	/s/ Flavio Montini
Name:	Flavio Montini
Title:	Authorized Signatory